

MAIL STOP 3561

September 18, 2009

Dr. Robin L. Smith
Chief Executive Officer
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170

> **Re: NeoStem, Inc.**
> **Amendment to Form S-4**
> **Filed August 28, 2009**
> **File No. 333-160578**

Dear Dr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   With respect to prior comments one and two from our letter dated August 17, 2009, we remind you of the outstanding comments.

2.   We note your response to prior comment 18 in which you indicate that you will not be conducting an exchange offer. Please advise us what action, if any, you anticipate taking with respect to the outstanding warrants.

Cover Page, Letter to Shareholders

3.   Please revise to quantify the total consideration to be paid in the merger transaction.

4.   Please revise to limit the cover page to one page and avoid unnecessary repetition of detailed information provided in the document.

NeoStem Proposal No. 1, page 84

5.   On page 29 you indicate that RimAsia may foreclose on all of CBH's assets. Please clarify, here and elsewhere, what effect this would have on CBH shareholders. With a view to disclosure, advise us of the current transaction value of the shares to be received by Dr. Smith and Mr. Myers for their CBH holdings and compare it against the likely value assuming foreclosure by RimAsia.

6.   We note your response to prior comment three. Please revise to further clarify the significant negotiations and changes to the material terms. For example, the last full paragraph on page 84 refers to a NeoStem management presentation to the board, but it is unclear what discussions about mergers or acquisitions with Mr. Mao, if any, had taken place with the board before that time. Also, it is unclear how CBH became part of the term sheet discussions in April. Please replace references to "all hands" by identifying the principal negotiating parties. Also, please disclose the terms of the initial transaction proposal, and explain what material changes were made leading up to the terms found in the executed agreement. Currently you refer to "transaction structure and accounting issues," "structural issues" and other changes without explaining what material terms were discussed or if and how they were amended since the previous conference call or other meeting of the parties.

7.   As another non-exclusive example, you reference Amendment No. 1 and Amendment No. 2 but you do not explain what material changes were made the agreement at those times. If the only material changes were the Agreement and Plan of Merger as referenced on page 104.

8.   Please provide a copy of the Strategic Alternatives Analysis.

9.   Please revise to clarify the capacity in which Dr. Smith was acting when she met with CBH's CEO in December 2007. For example, it is unclear whether the board had authorized the discussions, whether she was meeting in her capacity as a private investor, or otherwise.

10.   We note disclosure in your document indicating that you used a Special Committee due to the shares that Dr. Smith and Mr. Myers hold in the target. Please revise to identify the parties and clarify the role played by the Special Committee. It is unclear, for example, if and under what capacity the committee

participated in negotiating deal terms.

11.   Please revise to address any materials reviewed by the board in making its fairness determination. Also, revise to disclose the date on which the fairness opinion was received and indicate whether it was received before or after the final agreement was adopted on November 2, 2008.

12.   Given the intervening period between the initial signing and the shareholder vote, please revise to address the extent to which the board or special committee have considered reconfirming their conclusions regarding the fairness of the transaction to shareholders.

Material United States Federal Income Tax Consequences of the Merger, page 102

13.   We note your response to prior comment four. The Lowenstein Sandler letter filed as exhibit 8.A indicates that "[i]n our opinion, such discussion of those [tax] consequences, insofar as it summarizes United States federal income tax law, is accurate in all material respects." Please revise this statement to explicitly indicate that the discussion contained in this section is the opinion of counsel. Similar revisions should be made to the Troutman Sanders opinion.

14.   We note statements in your document on page 102 that the receipt of a tax opinion is a waivable condition to your merger agreement. Please undertake to recirculate and resolicit in the event that this condition is waived and the tax consequence is material.

Fairness Opinion, page 104

15.   We note that the target is a publicly traded company whose shares trade under the symbol CHBP.OB. It does not appear that vFinance Investments, Inc. performed any analysis of the target's historical trading price in reaching its conclusion. If true, please revise to briefly state so and indicate whether the board or special committee considered this relevant to their determinations. Also, please revise your Background of the Merger discussion to address the consideration, if any, your board gave to the target's historical trading price.

16.   Please revise to disclose the approximate transaction value of the shares and warrants held by vFinance as of the most recent practicable date and indicate their value in the event that RimAsia forecloses.

17.   We note your response to prior comment seven and the opinion provided as Annex C. Please advise us how the transaction consideration described in paragraph two of the opinion relates to the fee table. With a view to disclosure, advise us if the fairness opinion does not opine on the actual consideration being paid. Also, advise us what information you will provide investors about vFinance's fairness opinion "renewal."

18.   We note your response to prior comment nine and revised disclosure regarding the total consideration. It appears that the fairness opinion uses varying dates in its calculation. For example, in determining the transaction consideration the opinion uses NeoStem's common stock price as of April 1, 2009. Later, when valuing the target you describe figures from 2008, including pro-forma financial information from September 30, 2008. With a view to disclosure, advise us why these alternate dates were used and explain the impact, if any, they have on the analysis. Also, revise the disclosure throughout this section to more clearly identify dates and time-periods. It is unclear, for example, what period 2008 E Revenue on page 116 relates to, or what periods comprise trailing twelve months revenue for the comparable companies.

19.   We note your response to prior comment 11. Please provide the selection criteria used for your comparable company and transaction analyses.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact John Dana Brown at (202) 551-3859 or David Link at (202) 551-3356 with any questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Alan Wovsaniker, Esq.
        Fax: (973) 597-2565